SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 6 March 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosures:

Interim results and dividend announcement number 53 for the six months ended
31 December 2005





sasol limited group interim financial report

and declaration of dividend number 53 for the six months ended 31 December 2005

 

- significant earnings growth

- higher international oil prices

- major capital projects advanced – R6,1 bn

- gearing reduces to 29%

- interim dividend increased by 22%

balance sheet

at	31 Dec 2005 Reviewed Rm	31 Dec 2004 Reviewed Restated Rm	30 June 2005 Audited Restated Rm
ASSETS			
Property, plant and equipment	60 796	50 672	56 550
Goodwill	483	580	509
Intangible assets	1 763	1 987	1 900
Post-retirement benefit assets	275	231	300
Deferred tax assets	416	507	409
Other long-term assets	2 570	1 908	2 212
Non-current assets	66 303	55 885	61 880
Investment held-for-sale	41	—	41
Inventories	11 001	9 208	9 995
Trade and other receivables	12 832	11 346	12 384
Short-term financial assets	17	8	178
Cash restricted for use	598	447	1 002
Cash	2 940	2 974	2 509
Current assets	27 429	23 983	26 109
Total assets	93 732	79 868	87 989
EQUITY AND LIABILITIES			
Shareholders' equity	48 665	37 494	43 533
Minority interest	313	379	253
Total equity	48 978	37 873	43 786
Long-term debt	13 754	10 746	12 951
Long-term provisions	3 458	2 430	2 954
Post-retirement benefit obligations	2 998	2 843	2 970
Long-term deferred income	1 020	221	763
Deferred tax liability	6 446	6 164	6 286
Non-current liabilities	27 676	22 404	25 924
Short-term debt	1 987	4 609	3 300
Short-term financial liabilities	838	2 127	792
Other current liabilities	13 096	9 455	11 572
Bank overdraft	1 157	3 400	2 615
Current liabilities	17 078	19 591	18 279
Total equity and liabilities	93 732	79 868	87 989

income statement

for the period ended		half-year 31 Dec 2005 Reviewed Rm	half-year 31 Dec 2004 Reviewed Restated Rm	full year 30 June 2005 Audited Restated Rm
Turnover		**40 256**	33 806	69 239
Cost of sales and services rendered		**(22 981)**	(21 496)	(42 267)
Gross profit		**17 275**	12 310	26 972
Non-trading income		**165**	227	417
Marketing and distribution expenditure		**(2 590)**	(2 652)	(5 097)
Administrative expenditure		**(1 877)**	(1 955)	(4 075)
Other operating expenditure		**(1 376)**	(926)	(3 802)
Share-based payment expense		**(84)**	(68)	(137)
Currency translation losses		**(418)**	(457)	91
Operating profit		**11 095**	6 479	14 369
Dividends and interest received		**142**	68	149
Income from associates		**81**	81	184
Borrowing costs (net of costs capitalised)		**(269)**	(362)	(587)
Net income before tax		**11 049**	6 266	14 115
Taxation		**(3 662)**	(2 293)	(4 568)
Earnings		**7 387**	3 973	9 547
Attributable to				
Shareholders		**7 295**	3 915	9 437
Minority shareholders		**92**	58	110
		7 387	3 973	9 547
Basic earnings per share				
– attributable earnings basis	cents	**1 179**	639	1 537
– headline earnings basis	cents	**1 158**	692	1 727
Diluted earnings per share*				
– attributable earnings basis	cents	**1 152**	629	1 511
– headline earnings basis	cents	**1 131**	681	1 697
Dividends per share				
– interim**	cents	**280**	230	230
– final	cents			310

* Taking the Sasol Share Incentive Scheme into account.

**The interim dividend was declared subsequent to 31 December 2005 and is presented for information purposes only. No provision regarding this interim dividend has been recognised.

statement of changes in equity

for the period ended	half-year 31 Dec 2005 Reviewed Rm	half-year 31 Dec 2004 Reviewed Restated Rm	full year 30 June 2005 Audited Restated Rm
Balance at beginning of period as previously reported		35 400	35 400
Share-based payment expense – prior year adjustment		2	2
Balance at beginning of period restated	43 786	35 402	35 402
Negative goodwill written off	—	610	610
Shares issued during period	258	129	311
Earnings for period	7 295	3 915	9 437
As previously reported		3 983	9 573
Share-based payment expense		(68)	(136)
Dividends paid	(1 920)	(1 440)	(2 856)
Movement in foreign currency translation reserve	(629)	(745)	313
Increase in share-based payment expense reserve	84	68	137
Movement in cash flow hedge accounting reserve	44	(72)	552
Movement in minority interest	60	6	(120)
Balance at end of period	48 978	37 873	43 786
Comprising			
Share capital	3 461	3 021	3 203
Accumulated earnings	50 410	40 933	45 035
Foreign currency translation reserve	(1 965)	(2 398)	(1 336)
Share repurchase programme	(3 647)	(3 647)	(3 647)
Share-based payment expense reserve	695	542	611
Investment fair value reserve	2	2	2
Cash flow hedge accounting reserve	(291)	(959)	(335)
Shareholders' equity	48 665	37 494	43 533
Minority interest	313	379	253
Total equity	48 978	37 873	43 786

cash flow statement

for the period ended	half-year 31 Dec 2005 Reviewed Rm	half-year 31 Dec 2004 Reviewed Rm	full year 30 June 2005 Audited Rm
Cash receipts from customers	39 461	33 506	68 263
Cash paid to suppliers and employees	(27 310)	(25 703)	(49 451)
Cash generated by operating activities	**12 151**	7 803	18 812
Investment income	144	92	169
Borrowing costs paid	(688)	(729)	(1 523)
Tax paid	(1 732)	(1 785)	(3 753)
Dividends paid	(1 920)	(1 440)	(2 856)
Cash retained from operating activities	**7 955**	3 941	10 849
Additions to property, plant and equipment	(6 044)	(5 781)	(12 414)
Acquisition of businesses	(147)	—	—
Disposal of businesses	596	24	36
Cash disposed of on disposal of businesses	(1)	(47)	(94)
Other net (expenditure in)/proceeds from investing activities	(328)	192	245
Cash utilised in investing activities	**(5 924)**	(5 612)	(12 227)
Share capital issued	258	129	311
Dividends paid to minority shareholders	(39)	(53)	(64)
Increase in long-term debt	335	2 172	4 165
(Decrease)/increase in short-term debt	(1 010)	1 081	(440)
Cash effect of financing activities	**(456)**	3 329	3 972
Translation effects on cash and cash equivalents of foreign entities	**(90)**	(114)	(175)
Increase in cash and cash equivalents	**1 485**	1 544	2 419
Cash and cash equivalents*			
– balance at end of period	2 381	21	896
– less balance at beginning of period	896	(1 523)	(1 523)
Increase in cash and cash equivalents	**1 485**	1 544	2 419

*Comprising cash restricted for use, cash and bank overdraft.

salient features

for the period ended		half-year 31 Dec 2005 Rm	half-year 31 Dec 2004 Restated Rm	full year 30 June 2005 Restated Rm
Selected ratios				
Operating margin	%	27,6	19,2	20,8
Borrowing cost cover	times	16,5	9,1	9,6
Dividend cover	times	4,2	2,8	2,8
Share statistics				
Total shares in issue	million	680,5	673,9	676,9
Treasury shares (share repurchase programme)	million	60,1	60,1	60,1
Weighted average number of shares	million	618,5	612,4	613,8
Diluted weighted average number of shares	million	633,0	622,5	624,4
Share price (closing)	Rand	226,50	121,00	180,80
Market capitalisation	Rm	154 133	81 542	122 379
Net asset value per share	Rand	78,45	61,08	70,58
Other financial information				
Total debt (including bank overdraft)				
– interest bearing	Rm	16 598	18 731	18 865
– non-interest bearing	Rm	300	24	1
Borrowing costs capitalised	Rm	536	434	1 116
Capital commitments				
– authorised and contracted	Rm	10 249	9 877	11 429
– authorised, not yet contracted	Rm	5 008	10 787	7 740
Guarantees and contingent liabilities				
– total amount	Rm	31 979	27 974	33 122
– liability on balance sheet	Rm	10 986	6 689	11 230
Significant items in operating profit				
– employee costs	Rm	4 597	4 748	8 782
– depreciation of property, plant and equipment	Rm	1 783	1 803	3 591
Effective tax rate	%	33,1	36,6	32,4
Number of employees	number	30 185	30 150	30 004

salient features (continued)

for the period ended

Reconciliation of headline earnings

	half-year 31 Dec 2005 Rm	half-year 31 Dec 2004 Restated Rm	full year 30 June 2005 Restated Rm
Attributable earnings	**7 295**	3 915	9 437
Capital effects	**(200)**	221	1 275
Impairment of assets	**99**	242	1 078
Reversal of impairment	**(140)**	—	—
Profit on disposal of business	**(199)**	—	(40)
Profit on sale of participation rights in GTL	**—**	(33)	(33)
Profit on disposal of assets	**(12)**	(9)	(20)
Scrapping of property, plant and equipment	**52**	21	290
Deferred tax asset written off	**—**	111	122
Tax effect on reconciling items	**67**	(7)	(235)
Headline earnings	**7 162**	4 240	10 599
Capital effects by operating segment			
Mining	**(2)**	6	23
Synfuels	**(29)**	(14)	(110)
Liquid Fuels Business	**(7)**	(6)	(63)
Gas	**133**	—	—
Synfuels International	**—**	33	33
Olefins and Surfactants	**121**	(248)	(783)
Polymers	**5**	(11)	(12)
Solvents	**—**	—	(382)
Other	**(21)**	19	19
	200	(221)	(1275)

The reader is referred to the definitions contained in the 2005 Sasol Limited annual financial statements.

segment report	half-year Dec 2005 Rm	half-year Dec 2004 Rm	full-year June 2005 Rm
Contribution to group turnover			
Mining	705	626	1 471
Synfuels	462	408	820
Liquid Fuels Business	15 539	11 091	23 525
Gas	814	715	1 408
Synfuels International	119	—	—
Olefins and Surfactants	9 835	8 791	18 040
Polymers	3 907	3 617	7 199
Solvents	4 364	3 875	8 063
Other	4 511	4 683	8 713
	40 256	33 806	69 239



Dec 2005

turnover

	half-year Dec 2005 Rm	half-year Dec 2004 Restated Rm	full-year June 2005 Restated Rm
Operating profit*			
Mining	636	533	1 239
Synfuels	7 336	3 686	7 546
Liquid Fuels Business	1 125	763	1 892
Gas	780	470	931
Synfuels International	(256)	(52)	(201)
Olefins and Surfactants	290	(136)	(231)
Polymers	394	569	1 475
Solvents	516	551	1 238
Other	274	95	480
	11 095	6 479	14 369

*Taking into account the effect of capital items. Refer salient features for further detail.



Dec 2005

operating profit

Turnover (R billion)



First half-year

Operating profit (R billion)



First half-year

Attributable earnings and dividend per share (cents)



First half-year

Gearing (%)



First half-year

■ Attributable earnings per share
■ Dividend per share

a pleasing performance

Attributable earnings for the first half of the financial year 2006 (the 'interim period') increased by 86% from R3,9 billion to R7,3 billion. Headline earnings per share increased by 67% to R11,58. In US dollar terms, attributable earnings per share of US$1,81 represented a 76% increase.

IFRS 2, which refers to share-based payments, applied from 1 July 2005 resulted in attributable earnings diluting by R84 million and headline earnings per share reducing by 14 cents during the interim period. Previous years' comparative information has been restated accordingly.

higher international oil prices

Operating profit increased by R4,6 billion (71%) to R11,1 billion. Higher average international oil prices (dated Brent US$59,21/b versus US$42,77/b) boosted operating profit by about R2,9 billion, taking into account the negative effect of the Sasol Synfuels oil production hedge incurred in the previous reporting period of R0,7 billion. This benefit was enhanced by the positive impact of the weaker rand (average rate R6,52: US$1,00 versus R6,21: US$1,00), which increased operating profit by approximately R0,6 billion.

The currency effects manifested themselves across all of Sasol's businesses. The benefit of higher international oil prices was, however, only realised in the energy and fuel-related businesses with adverse effects being experienced in the chemical businesses because of higher oil-derivative feedstock costs. Furthermore, margins were adversely affected in most of the chemical businesses by a reduction in international chemical commodity prices.

major capital projects advanced

Cash flow capital expenditure amounted to R6,1 billion. Major projects advanced included the fuel quality enhancement and polymer expansion project (Project Turbo) in South Africa, the Oryx gas to-liquids (GTL) venture in Qatar and the Arya Sasol polymers project in Iran.

gearing reduced

Gearing (net debt as a percentage of shareholders' equity) reduced from 42% at 31 December 2004 to 29%. Gearing is expected to return to within our targeted range of 30% to 50% by the end of the financial year 2006.

interim dividend increased

The interim dividend declared of R2,80 per share represents a 22% increase compared to the previous interim dividend declared.

sasol mining

The operating profit of Sasol Mining of R636 million was R103 million (19%) better than the previous comparable reporting period, mainly because of slightly higher sales volumes and selling prices.

sasol synfuels

Primarily because of higher oil prices and slightly higher production volumes, Sasol Synfuels achieved an increase in operating profit of 99% to R7 336 million. The increase in production volumes resulted from the shift of a planned shutdown from September 2005 to September 2006. Higher intake of natural gas from

Mozambique also contributed to improved plant stability. Regrettably, a number of short, unscheduled shutdowns occurred during the period under review. The causes are being addressed to avoid reoccurrence.

sasol liquid fuels business (LFB)

Higher refinery margins, improved sales volumes and some benefit from a weaker rand increased operating profit in our liquid fuels business by 47% to R1 125 million.

The expansion of the dual brand (Sasol and Exel) retail network advanced successfully and market share objectives were met.

The proposed merging of our liquid fuels business with Engen was considered at the Competition Tribunal during October 2005. The ruling announced by the Competition Tribunal on 23 February 2006, prohibiting the merger, is being studied and a response is being formulated together with Petronas of Malaysia. The Black Economic Empowerment (BEE) component of this merger advanced successfully with the announcement during the period under review of our broad-based Tshwarisano LFB Investments transaction. Likewise, the implications of the ruling on this transaction are being considered.

sasol gas

Primarily driven by higher selling prices and moderate sales volume increases, both to external customers and Sasol businesses, operating profit increased by 66% to R780 million including a capital profit of R199 million. On 1 July 2005 the South African Government, through its gas pipeline development company iGas, acquired a 25% stake in Republic of Mozambique Pipeline Investments Company (Pty) Limited (ROMPCO), which owns the natural gas pipeline between Mozambique and South Africa.

sasol synfuels international

This business hosts the growth ambitions of the group relating to GTL and coal-to-liquid (CTL) ventures. Its costs are associated with advancing the Qatar and Nigeria GTL projects and evaluating others in accordance with our strategic objective to build these global businesses. Costs rose to R256 million in this period as a direct consequence of increased activity in this respect. We expect our Oryx GTL plant to come into operation during the second quarter of 2006.

sasol olefins and surfactants (O&S)

The operating profit of Sasol O&S of R290 million is R426 million better than the operating loss achieved during the previous comparable reporting period, mainly because of non-recurring impairment costs incurred during the previous period and the reversal of impairment costs relating to the Octene train-3 project that were previously written off. Excluding these capital effects, the operating profit amounted to R169 million, which was R57 million (51%) higher than the first half of the previous financial year.

Oil-derivative feedstock costs reached record high levels although most of these increases were recovered through increased product pricing and continuing cost optimisation initiatives. The results of O&S were also negatively impacted by Hurricane Rita which caused our Lake Charles site to close down for almost a month. Towards the end of the reporting period, detergent-range alcohol prices started to come under pressure in anticipation of significant oleochemical-based capacity additions coming on stream in South East Asia.

sasol polymers

Higher oil-derivative feedstock costs from Sasol Synfuels could not be fully recovered through higher polymer selling prices resulting in significantly depressed margins. Sasol Polymers achieved an operating profit of R394 million, which was 31% lower than the comparable result of the previous period.

sasol solvents

After an extraordinary previous year characterised by unprecedented high selling prices and margins, market conditions in the solvents industry normalised. Operating profit of R516 million was R35 million (6%) lower than the comparable result of the previous reporting period.

other businesses

Sasol Nitro's performance improved because of higher ammonia prices and pleasing results from our explosives business. The fertiliser business experienced trading difficulties because of lower sales resulting from high maize inventories and reduced plantings because of late rains.

The operating profit of Sasol Wax was lower than in the previous period mainly because of currency effects and higher oil-derivative feedstock cost increases that were not recovered through selling prices.

basis of preparation and accounting policies

The condensed consolidated interim financial report for the six months ended 31 December 2005 has been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) (in particular International Accounting Standard 34 Interim Financial Reporting) and the South African Companies Act, 1973, as amended.

Except as otherwise disclosed, the accounting policies applied in the presentation of the interim financial report are consistent with those applied for the year ended 30 June 2005.

The following accounting standards were adopted by Sasol with effect from 1 July 2005:
- IFRS2 Share-based payment (with retrospective application);
- IFRS4 Insurance contracts;
- IAS21 The effect of changes in foreign exchange rates;
- IAS24 Related party disclosure;
- IAS32 Financial instruments: disclosure and presentation; and
- IAS39 Financial instruments: recognition and measurement.

The provisions of IFRS2 Share-based payment have been applied retrospectively and comparative information restated accordingly. IFRS2 requires that every business accounts for the effects of its share-based payment expenses on profit and its financial position, including the effects of share options granted to employees. The effect of the adoption of this standard is set out in the interim financial report. Basic earnings and diluted earnings per share were reduced by 11 cents for the six months ended 31 December 2004 and 22 cents for the year ended 30 June 2005.

The adoption of the remaining standards had no material effect on the financial results and financial position of the group.

Further details will be provided in the annual report for the year ending 30 June 2006.

related party transactions

The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm's length basis at market rates with related parties.

disposal of businesses

On 1 July 2005, a 25% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited was sold to iGas (Pty) Limited in terms of the shareholders' agreement. A profit of R199 million was realised on this transaction.

The group is advancing the process of preparing its Olefins & Surfactants business for sale.

post-balance sheet date events

The 2006 budget presented by the Minister of Finance, South Africa, made reference to a task force being appointed to investigate a windfall tax which may affect Sasol. The company is still studying the proposals and will be engaging with government to obtain further information on the proposed investigation. Sasol will cooperate with the proposed task force and is confident that, once all of the pertinent facts have been scrutinised, an outcome will result in which the interests of all stakeholders would be addressed.

On 23 February 2006, the South African Competition Tribunal prohibited the merger between Sasol Oil (Pty) Limited and Engen Limited.

changes in contingent liabilities since 30 June 2005

The South African Competition authorities received a complaint against Sasol Oil (Pty) Limited in April 2003. The competition authorities found against Sasol that it was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal which was heard and upheld by the South African Competition Appeal Court.

principal foreign currency conversion rates

The economic indicators used in preparing the interim report were:

One unit of foreign currency equals	31 Dec 2005	31 Dec 2004	30 June 2004
Rand/US$ (closing rate)	6,33	5,66	6,67
Rand/US$ (average rate)	6,52	6,21	6,21
Rand/euro (closing rate)	7,49	7,70	8,07
Rand/euro (average rate)	7,85	7,82	7,89

independent review by the auditors

The condensed consolidated balance sheet at 31 December 2005 and the related condensed consolidated statements of income, changes in equity and cash flow for the six months then ended have been reviewed by our auditors, KPMG Inc. Their unmodified review report is available for inspection at the registered office of Sasol Limited.

profit outlook

Assuming lower oil and commodity chemical prices and a stronger rand relative to the first half, earnings in the second half of the financial year are expected to be considerably lower than the first half year although pleasing growth in earnings for the full financial year is anticipated.

declaration of interim dividend number 53

The directors of Sasol Limited have declared an interim dividend of 280 cents per share (2004: 230 cents per share) for the six months to 31 December 2005. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:

Last day for trading to qualify for and participate in the dividend (cum dividend)	Friday, 31 March 2006
Trading ex dividend commences	Monday, 3 April 2006
Record date	Friday, 7 April 2006
Dividend payment date (electronic and certificated register)	Monday, 10 April 2006

On 10 April 2006, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Shareholders who have dematerialised their share certificates will have their accounts, at their Central Securities Depository Participant or broker credited on Monday, 10 April 2006.

Share certificates may not be dematerialised or rematerialised between Monday, 3 April 2006 and Friday, 7 April 2006, both days inclusive.

On behalf of the board







P V Cox
Chairman

L P A Davies
Chief executive

T S Munday
Deputy chief executive and
chief financial officer

Sasol Limited
6 March 2006

Forward-looking statements: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 26 October 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Registered office: *Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196. P.O. Box 5486, Johannesburg 2000*

Share registrars: *Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001. P.O. Box 61051, Marshalltown 2107, South Africa. Tel: +27 11 370 7700. Fax: +27 11 370 5271/2*

Directors (non-executive): *P V Cox (Chairman), E le R Bradley, W A M Clewlow, B P Connellan, M S V Gantsho, A Jain (Indian), I N Mkhize, S Montsi, J E Schrempp (German),*

(executive): *L P A Davies (Chief executive), T S Munday (Deputy chief executive and chief financial officer), V N Fakude*

Company secretary: *N L Joubert*

Company registration number: *1979/003231/06 , Incorporated in the Republic of South Africa*

ISIN code: *ZAE000006896*   *Share codes:* *JSE-SOL   NYSE-SSL*

American depositary receipt (ADR) program: *Cusip number 803866300 ADR to ordinary share 1:1*

Depositary: *The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A*

website: www.sasol.com   e-mail: investor.relations@sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March 2006

By: /s/   N L Joubert
      Name: Nereus Louis Joubert
      Title: Company Secretary